UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XETA Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

983909102
(CUSIP Number)

January 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983909102

1. Names of Reporting Persons. William M. Sams
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,100,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 1,100,000
10. Shared Dispositive Power -0-
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 10.28%
14. Type of Reporting Person (See Instructions) OO

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value per share ("Common Stock"), issued by XETA Technologies, Inc. (the "Company" or the "Issuer") whose principal executive offices are located at 1814 W. Tacoma Street, Broken Arrow, OK, 74012-1406.

ITEM 2. IDENTITY AND BACKGROUND

(a)	The name of the person filing this statement is William W. Sams ("Mr. Sams").

(b)	The business address of Mr. Sams is 750 N. St. Paul, Suite 1650, Dallas, TX, 75201.

(c)	The principal occupation of Mr. Sams is a private investor and his address is 750 N. St. Paul, Suite 1650, Dallas, TX, 75201.

(d)	During the last five years, Mr. Sams has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) .

(e)
During the last five years, Mr. Sams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sams is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The acquisition identified in Item 5(c) by Mr. Sams was funded 100% with personal assets.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Sams holds the shares of Common Stock described herein for investment purposes. Mr. Sams may make additional purchases for investment purposes from time to time. Mr. Sams may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above Mr. Sams does not have any current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Sams directly owns 10.28% of the Issuer's Common Stock, or 1,100,000shares of Common Stock.

(b)
Mr. Sams directly owns the following number of shares of Common Stock:
Sole Voting Power: 1,100,000 shares of Common Stock
Shared Voting Power: -0- shares of Common Stock
Sole Dispositive Power: 1,100,000 shares of Common Stock
Shared Dispositive Power: -0- shares of Common Stock

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sams and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2011
Date

/s/ William M. Sams
Signature

William M. Sams
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.